news release

February 7, 2008

TELUS introduces new Qix® Mobile Search and Discovery Engine

TELUS first North American carrier to rollout Zi Corporation’s new Qix for feature phones and PDAs

Toronto, ON, – TELUS (TSX: T, T.A; NYSE:TU), a leading national telecommunications company in Canada, and Zi Corporation (NASDAQ: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced they will offer the mobile discovery solution Qix on select models of TELUS phones and PDAs.  TELUS will be the first carrier in North America to offer the solution to its customers.

Qix is a mobile discovery solution that allows phone and PDA users to access the full range of features on their device simply and intuitively, all without having to remember where or how to locate them. The solution helps remove barriers to revenue-producing features on mobile phones by significantly reducing the number of key presses needed to navigate through content and menus.

“TELUS is proud to bring Zi Corporation’s powerful engine to our customers. This will vastly increase our customers’ mobile experience,” said Stephen Ospalak, vice president of Subscriber Devices at TELUS. “The fact that Qix is an innovative and user-friendly engine and is compatible with the multiple handsets and PDAs we offer, were key factors in our decision to choose this engine.”

“We are very pleased that TELUS will be the first North American carrier to offer Qix. TELUS is a proven industry leader and innovator in the Canadian market, and we strongly believe that for them to choose our engine proves to the industry the excellence of our product,” said Milos Djokovic, President and CEO of Zi Corporation.

The availability of Qix on multiple handsets will make it possible for TELUS handset users to enjoy the many benefits of powerful search and discovery features that previously were not available to them.

Qix has been available for Windows-based and Symbian-based Smartphones for some time, but the implementation of Qix on an OEM’s operating system platform is an important breakthrough for Zi Corporation.  It reinforces that Qix technology is now easy to adapt and can be used on a broad range of handsets, regardless of the operating system.

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $9 billion of annual revenue and 11 million customer connections including 5.4 million wireless subscribers, 4.4 million wireline network access lines and 1.2 million Internet subscribers. TELUS provides a wide range of communications products and services including data, Internet protocol (IP), voice, entertainment and video. Committed to being Canada's premier corporate citizen, we give where we live. Since 2000, TELUS and our team members have contributed more than $91 million to charitable and non-profit organizations and volunteered more than 1.7 million hours of service to local communities. Eight TELUS Community Boards across Canada lead our local philanthropic initiatives. For more information about TELUS, please visit www.telus.com.

Intelligent Interface Solutions

About Zi Corporation

Zi Corporation (zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies.  The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiType® for keyboard prediction with auto-correction; eZiText® for predictive text entry; Decuma® for predictive pen-input handwriting recognition; and Qix® search and service discovery engine to enhance the user experience and drive service usage and adoption.  The Zi product portfolio dramatically improves the usability of mobile phones, PDAs, gaming consoles and television set-top boxes and the applications on them including SMS, MMS, email and Web browsing.  Zi supports its strategic partners and customers from offices in Asia, Europe and North America.  A publicly traded company, Zi Corporation is listed on Nasdaq (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.  These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties.  Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi OEM customers and other Zi customers and variations in their customer demand for products and services, including the Qix product; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission.  Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change.  Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information.  Such information speaks only as of the date of this release.

Zi, eZiType, eZiText, Decuma and Qix are registered trademarks of the Zi Group of Companies.  All other trademarks are the property of their respective owners.
For more information:
For Zi Corporation		For TELUS

BCS PR	Porter, LeVay and Rose, Inc.	AJ Gratton
Brian Dolby / Emma Tagg	Michael Porter / Andrew Berlin	TELUS Media Relations
brian@bcspr.co.uk / emma@bcspr.co.uk	mike@plrinvest.com / andrew@plrinvest.com	aj.gratton@telus.com

+44 (0) 115 948 6901	+ 1 212-564-4700	+ 1 416 279 8522

Intelligent Interface Solutions